

Mail Stop 7010

June 19, 2007

Dr. Dennis D. Keiser
Chief Executive Officer
Intrepid Technology & Resources, Inc. and Subsidiaries
501 West Broadway, Suite 200
Idaho Falls, Idaho 83402

> **Re:** **Intrepid Technology & Resources, Inc. and Subsidiaries**
> **Registration Statement on Form SB-2**
> **Filed on May 21, 20076**
> **File No. 333-143122**

Dear Dr. Keiser:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Because of the nature and size of the transaction being registered for the affiliates of the company, it appears that the transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. Please revise as a primary offering or reduce the number of shares being registered. We note your disclosure on page 2 that you are registering 30% of your outstanding shares. However, it appears you are registering a much larger percentage of your outstanding public float.

Transactions with Cornell Capital, page 13

Current Transaction, page 13

2.   Please reconcile the 29,616,070 shares held by officers and directors on page 14 with the amount held by officers and directors in the principal stockholders table on page 41.

3.   Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to the selling shareholder, any affiliate of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

4.   Please revise the table on page 15 as follows:

  * reflect the dollar value of the securities underlying the $1 million convertible notes based on the May 2007 date of sale;
  * revise footnote 4 and the corresponding column in the table to reflect the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes) and revise the remainder of the table accordingly; and
  * add a column disclosing the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholder may receive.

5.   Please provide tabular disclosure of:

  * the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder presented in a table with the following information disclosed separately:
  * market price per share of the underlying securities on the date of the sale of that other security;
  * the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
    o if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
    o if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share

> on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

6.   Please provide tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible notes transaction;
- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3;
- the resulting net proceeds to the issuer; and
- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in the table on page 15 and in response to Comment 5.

Further, please disclose as a percentage of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in the table on page 15 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Prior Transactions with Cornell Capital, page 16

7.   Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;
- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

8.   Please provide tabular disclosure comparing:

- the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;
- the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;
- the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;
- the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and
- the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options or warrants.

9.   Please disclose whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities. We note your risk factor disclosure on page 9 regarding repayment.

10.   Please provide disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and
- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Selling Stockholder, page 19

11.   Please describe the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Plan of Distribution, page 20

12.   Please revise throughout this section to state that Cornell <u>is</u> an underwriter.

Executive Compensation, page 36

13.   Please revise to comply with the updated Items 402 and 404 of Regulation S-B disclosure requirements adopted by the Commission and published in Release No. 33-8732A, including the new tables.

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Michael D. Schwamm, Esq.
Duane Morris LLP
1540 Broadway
New York, NY 10036-4086